CHINA HYDROELECTRIC CORPORATION

420 Lexington Avenue

New York, NY 10170

Dear Shareholder of China Hydroelectric Corporation:

As you may be aware, a group of minority shareholders (the “Insurgents”) of China Hydroelectric Corporation (the “Company”) has sought to unilaterally call an extraordinary general meeting of shareholders in an attempt to acquire control of your Company by seeking to replace the Company’s Board of Directors (the “Board”) with their own nominees. The Insurgents are trying to take advantage of the Company’s currently low stock price in order to seize control of the Company without paying a control premium or even putting forward an alternative plan for the operation of the Company moving forward. The Board believes that these efforts being pressed by the Insurgents, led by NewQuest Capital Partners, to obscure their own internal agenda, are not in the best interests of a majority of shareholders, will lead to meaningful value destruction and represents a significant risk to the interest of all shareholders.

To advance their efforts, the Insurgents have purported to call their own unauthorized extraordinary general meeting on September 28, 2012. The Board requests that shareholders ignore and discard any proxies or solicitation materials they may receive from the Insurgents for a September 28th meeting.

The Insurgents have made certain criticisms of the Board and management, all of which the Board and management believe are unfounded, inaccurate and irresponsible. In that regard, you should be aware of the following:

  The Insurgents Offer No Management or Operating Experience. Your management team is comprised of the founders of the Company, seasoned managers and operators of hydroelectric assets. They have a plan to move the Company forward and are best suited to turn around the Company, as witnessed by the Company’s recent improving stock price performance. The Insurgents’ proposed slate of directors offers NO management experience and NO operating experience. Rather, the Insurgents seem to be piecing together a slate on the fly. They offer up several inexperienced financial players, none of whom have any experience in managing or operating a hydroelectric business. For example, the Insurgents’ have stated that Dr. You-Su Lin and Dr. Yong Cao will continue to serve as directors of the Company. The Company believes that that is not the case and that Dr. Lin and Dr Cao would resign rather than serve with the Insurgents’ slate. Further, the Insurgents originally assumed that the Company’s former President, James Li would serve on their board and act as President and Chief Executive Officer of the Company after they took control, but Mr. Li has resigned from the Company, leaving the Insurgents with no senior management at all. Accordingly, if the Insurgents are successful in taking control from the current experienced management team, the Company would have no continuing directors, no senior management, no operating expertise and no plan going forward.

  The Insurgents Offer No Operating Plan for Your Company. The Insurgents have leveled numerous accusations against the Board and management, but have failed to offer any plan for how they would improve, alter or change the Company’s operations. Quite simply, the Insurgents have no plan, let alone any well thought out and constructive ideas, other than to seize control of your Company for their own benefit.
  Your Board and the Company have Retained Morgan Stanley. The Board and Company have retained the services of Morgan Stanley & Co. LLC (“Morgan Stanley”) to serve as the Company’s financial advisor. In that role Morgan Stanley is working with management and the Board to evaluate managements’ financing and project expansion plans and consider strategic alternatives available to potentially unlock and increase shareholder value. Unlike the Insurgents’ non-existent plan, your Board, and management, with the assistance of Morgan Stanley, are working hard to increase value for ALL shareholders.
  Your Board and Management have Positioned the Company for Success. Like you, the Board and management were extremely disappointed with the historical performance of our stock in 2011. However, so far in 2012, the Company has achieved RECORD results across the board, including consolidated net revenue, gross profit, operating income and EBITDA. If not disrupted by a change of control, we are confident that the Company’s improving financial condition will be positively reflected in our share price.
  We are Concerned About the Potential for Highly Dilutive Financings by the Insurgents. The Insurgents have criticized the Board and management for failing to secure adequate long term funding to meet the Company’s liquidity needs. They simply ignore the Company’s recent announcement of the consummation of $74 million of bank debt refinancing in China, as well as the Company’s announcement that it expects to be in a position to obtain more such refinancing during the balance of 2012 – something that the Board greatly fears will be at risk should the Insurgents succeed in seizing control of your Company. By contrast, the Insurgents fail to put forth a plan of their own. Some time ago, CPI (NewQuest) did put forward financing proposals that your Board rejected because, among other things, they were highly dilutive to existing shareholders and were designed to vest control of your Company with NewQuest – something the Board believed was not (and continues to believe is not) in the best interest of ALL shareholders. Given the Insurgents lack of any financing plan, we can only assume that, should the Insurgents be successful in their efforts to seize control of your Company, their hand-picked board will approve the same highly dilutive financing your current Board determined was destructive to your shareholder value.

Your Board and Management believe the Insurgents are self-serving and not acting in the best interests of ALL shareholders. Further, the Insurgents lack of relevant experience makes them wholly unqualified to operate your Company should they succeed in seizing control. Shareholders should ask themselves:

  Do the Insurgents claim to have the power to make it rain or instantly improve capital markets? The Company has been significantly and adversely impacted by (i) the precipitous drop in the value of U.S. listed Chinese companies on the NYSE and Nasdaq generally, (ii) the tightening of credit in China and elsewhere, and (iii) the very low precipitation level experienced in 2011. The Insurgents have not disclosed any coherent plan as to how they would address these matters any differently than management, we can only assume that they expect to simply be able to make it rain more – as the amount of precipitation is the primary driver of the Company’s operating results – and get the numerous banks and other institutions the Company has worked with to be more responsive to the Company’s financing needs. They also conveniently ignore the Company’s record results in 2012.
  Do the Insurgents plan to simply fire critical personnel and gut internal controls? The Insurgents claim that General and Administrative expenses are too high. They are wrong. They treat the costs of operating a public company in the U.S. and maintaining robust internal and accounting controls, many of which went into effect during 2011, the year following the Company’s IPO, as unnecessary and wasteful. Again, they are wrong. The Company is well aware of the need for expenses to be closely monitored and controlled. In fact, during 2012, the Company has undertaken significant expense reduction efforts. The Insurgents put forth no specific plan for additional steps they would expect to take. We think they have no such plan, but if they do, we would be deeply concerned it would involve undercutting shareholder accountability and gutting the Company’s internal controls.
  Do the Insurgents understand the severely disruptive impact their efforts will have on the Company’s business and prospects? Your management maintains important relationships with key economic partners, such as the Company’s banks and China’s electric grid companies, who purchase all of the electricity generated by the Company. The Company runs a significant risk of severely harming those critical relationships if the Insurgents are successful in their takeover efforts.
  Do the Insurgents have any plan on how to get the price of our shares up? Since the Insurgents first made public their efforts to seize control of your Company without paying any control premium, our share price has fallen. This is extremely unusual in a takeover situation, where the price of shares would customarily increase, and is a strong indication that the marketplace has no confidence in the Insurgents or their activities.

The Company will provide you with a proxy card and solicitation materials in the near future. Please do not confuse our materials with those provided by the Insurgents. We ask you to discard any proxy materials with a White proxy care provided by the Insurgents.

Your Board and management continue to be committed to increasing and preserving value for ALL SHAREHOLDERS and would be please to discuss any questions you may have with you and provide any further explanation or detail you request. We recommend that you reject all efforts by the Insurgents to wrest control of your Company away from the rest of the shareholders without offering any value or plans for increasing value to all shareholders.

To that end, we ask for your continued support. If you have any questions, please do not hesitate to contact John Kuhns or Mary Fellows at either 646-467-9810 or 860-435-7000.

Thank you.

Best regards.

/s/ John D. Kuhns
John D. Kuhns, Chairman

If you voted a proxy card sent to you from the Insurgents for their purported September
28th , meeting, you are urged to revoke that vote by calling the firm assisting us:
Morrow & Co., LLC at 203-658-9400